(G: TSX; GG: NYSE)

NEWS RELEASE

GOLDCORP INVESTS IN HIGH GRADE GOLD PROJECT

TORONTO, FEBRUARY 4, 2003, GOLDCORP (GG:NYSE; G:TSX) is pleased to announce that it has purchased (as part of a brokered private placement) 11,363,636 units of American Bonanza Gold Mining Corp. (American Bonanza) (BZA:TSX) at a price of CDN$0.22 per unit.  Each unit consists of one common share and one half share purchase warrant with each whole warrant providing the right to purchase one common share at a price of CDN$0.28 per share until January 31, 2004.

Upon closing of this transaction, Goldcorp will own a total of 11,363,636 shares of American Bonanza or 10.14% of the Company’s outstanding shares, and 10.44% on a fully diluted basis.  These units were purchased for investment purposes.  The gross proceeds of the private placement of CDN$4,025,000 will be used by American Bonanza to resume underground development and drilling of its high grade Copperstone gold  project in Arizona.  A geological resource of 2.0 million tons at an average uncut grade of 0.58 ounces of gold per ton (opt) for a total of 1.2 million ounces, was calculated by MRDI Canada in 1999 for selected zones on the Copperstone project.

Goldcorp’s gold bullion holdings of 196,000 ounces (6.10 tonnes) are greater than 41 (or 36%) of the world’s 114 countries who report gold ownership.  Its holdings are greater than the gold reserves of Ireland or of Hong Kong and Luxembourg combined.  Goldcorp’s Red Lake Mine is the richest gold mine in the world.  The Company is in excellent financial condition: NO DEBT, a Large Treasury and Strong Cash Flow and Earnings.  GOLDCORP is completely UNHEDGED and pays a dividend six times a year.  Goldcorp’s shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact:

Corporate Office:

Chris Bradbrook

145 King Street West

Vice President, Corporate Development

Suite 2700

Telephone: (416)865-0326

Toronto, Ontario

Fax: (416)361-5741

M5H 1J8

e-mail: info@goldcorp.com

website: www.goldcorp.com